Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 4, 2021

Hippo IR Website Copy

[Overview]

Protecting the Joy of Homeownership

Hippo offers a different kind of home insurance, built from the ground up to provide a new standard of care and protection for homeowners. Our goal is to make homes safer and better protected so customers spend less time worrying about home ownership and more time enjoying their homes and the life within. By harnessing real-time data, smart home technology, and a growing suite of home services, Hippo has redefined the home insurance experience at every stage of the relationship around customer needs.

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For investor relations inquiries: investors@hippo.com

75 Net Promoter Score (NPS)

$400+ Million Total Written Premium

87% 1-Year Retention Rate

Investor Resources

-	Investor Webcast

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-	Investor Presentation

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-	Hippo to Merge with Reinvent Technology Partners Z to and Become Publicly Traded, Company Set to Transform the Home Insurance Industry

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[About Us]

The Hippo Story

Founded in 2015, Hippo has been focused on transforming the $105 billion U.S. home insurance industry, by harnessing technology and data to fundamentally rebuild and modernize the home insurance experience around the customer’s needs at every stage of the relationship. This active partnership with our customers helps prevent losses, which in turn creates better results for Hippo.

Hippo’s unique customer-centric approach allows us to continuously optimize coverage while delivering a positive underwriting result that drives retention and Hippo’s loss ratio over time. This combination truly sets us apart.

[Video – intro and outro with Hippo branding]

Message from our CEO

○	Assaf Wand, CEO and Co-Founder of Hippo Insurance:

“We set out with a bold vision: to shift the focus of the home insurance industry back to the end customer—the homeowner. In an industry that has traditionally referred to its customers as ‘policyholders,’ Hippo has carved out its own path. We’ve built products and services with a human touch to broaden home protection to include proactive, smarter insurance coverage.

Our guiding principle is that the best claim is one that never happens. The evolution of our industry must be grounded in meeting today’s customer needs. Through this strategic partnership with Reinvent and an incredible team of world-class entrepreneurs and investors, we can’t wait to continue to transform the homeowner experience.”

What Makes Us Different

Our commitment to transforming the home insurance industry.

•	Hippo combines the power of technology with a human touch, with a focus on delivering intuitive and proactive protection for homeowners

•	Our digital-first approach and commitment to the customer experience leads to attractive unit economics and policy retention rates

•	Our proprietary underwriting process is designed to more accurately assess and price risk at the point of purchase

•	Our omni-channel distribution lets customers buy policies however and wherever they want

•	A capital-efficient model and a disciplined underwriting approach

Why We Are Poised to Scale

•	Home insurance is a $105 billion market that is characterized by outdated coverage, poor customer experience and zero touch points between insurance companies and their customers

•	The market is shifting—shaped by a rise in connected homes, broader digitization of financial services, potential growth in housing starts and favorable demographic surge in potential home buyers

Aligned Interest: When our Customers Win, Hippo Wins

·

Who We Work With

Our distribution allows customers to purchase insurance however they want and provides Hippo differentiated access to the best risk. Our partners include:

Agents: Liberty Mutual, First Connect, Goosehead Insurance, Answer Financial

Partners: Lennar, Toll Brothers, Xfinity, Homepoint, Quicken, SimpliSafe

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov. The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

Reinvent and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities; (ii) the risk that the transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of Reinvent, the satisfaction of the minimum trust account amount following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against Reinvent related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of Reinvent’s securities on a national securities exchange; (xi) the potential volatility of the price of Reinvent’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which Reinvent plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Hippo’s business, and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand Reinvent’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration on Form S-1 (File No. 333-249799), the registration statement to be filed on Form S-4 discussed above and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Hippo gives any assurance that either Reinvent or Hippo or the combined company will achieve its expectations.

[Investor Resources]

Investor Resources

Here you’ll find additional information about Hippo.

-	Investor Webcast: https://services.choruscall.com/links/hippo210304.html
○	View webcast

-	Investor Presentation
○	Download PDF

-	Hippo to Merge with Reinvent Technology Partners Z to and Become Publicly Traded, Company Set to Transform the Home Insurance Industry

Read More

-	Investor Transcript
○	Download PDF